Filed by Cardinal Health, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                      Subject Company: Syncor International Inc.
                                                   Commission File No. 000-08640




[GRAPHIC OMITTED][GRAPHIC
OMITTED]

                                                        7000 Cardinal Place
                                                        Dublin, OH 43017

                                                        www.cardinal.com



                                                         FOR IMMEDIATE RELEASE

      Contacts:

      David Verbraska - Media
      Cardinal Health, Inc.
      (614) 757-3690

      Steve Fischbach - Investor Relations
      Cardinal Health, Inc.
      (614) 757-7067


                CARDINAL HEALTH ANNOUNCES EXECUTIVE PROMOTIONS

     James F. Millar and George L. Fotiades assume enhanced strategic and operational roles

DUBLIN, OHIO - December 12, 2002 - Cardinal Health, Inc. (NYSE: CAH), the leading provider of products and services supporting the health care industry, announced today the promotions of James F. Millar to president and chief executive officer of Health Care Products and Services and George L. Fotiades to president and chief executive officer of Life Sciences Products and Services. The promotions, effective immediately, reflect Cardinal Health's commitment to leadership planning and development, as well as the company's ongoing effort to closely align itself with its primary customers - health care providers and pharmaceutical manufacturers.

"Jim and George are tremendous leaders and a great team. In their expanded roles they will continue to guide our businesses to fulfill our commitment to delivering exceptional value to our customers and growing the company," said Robert D. Walter, chairman and chief executive officer of Cardinal Health. "Two of our company's biggest strengths are the depth and talent of our management. These promotions demonstrate our dedication to broadening the experience of our key executives as we build on our leading positions in health care. The organizational alignments are a natural evolution of our customer-centric outlook and sharpen the focus on the upstream life science companies and downstream health care providers. Jim, George and I will work together to ensure we continue to deliver operational excellence, while building for the future."

Walter continued, "Cardinal Health has created a tremendous platform for growth and we are poised to deliver over $1 billion in annual operating cash flow over the next few years. These organizational changes enable me to focus on the areas where I can create the greatest value for customers and shareholders, specifically corporate strategy and business development,

                                     -more-

Cardinal Health Announces Leadership Promotions
Page 2

building Cardinal Health's global brand and leadership development. I am excited about the long-term prospects for our company. The strategic opportunities available to us within health care have simply never been better."

Cardinal Health will continue to operate under its four key financial reporting segments - Pharmaceutical Distribution and Provider Services, Medical Products and Services, Pharmaceutical Technologies and Services, and Automation and Information Services. With this promotion, Millar will add Automation and Information Services to his current responsibilities for Pharmaceutical Distribution and Provider Services and Medical Products and Services. Fotiades will continue to lead Pharmaceutical Technologies and Services and take on additional responsibility for the Nuclear Pharmacy Services business that will be formed under that segment upon completion of the acquisition of Syncor International, when that company is combined with Cardinal Health's Central Pharmacy Services Inc.

In addition to continuing to have operating responsibility for their businesses, Millar and Fotiades will now also be responsible for more broadly directing strategic activity, including new business development, long-term strategy, mergers and acquisitions, and capital allocation for each of their respective businesses. These changes will help the company maintain its focus on building strong customer partnerships, integrating its broad offerings, and pursuing product and service innovation.

Millar has been with Cardinal Health for 16 years and, for the past two years, has led the Pharmaceutical Distribution and Provider Services and Medical Products and Services groups. "With the addition of Automation and Information Services, the primary businesses that touch our health care provider customers are now united," Millar said. "We are in a great position to deliver the integrated solutions our customers tell us they need. Our focus will remain on creating increasing value along the entire supply chain of care, as we continue to broaden our presence in the U.S. and international health care markets."

Fotiades joined Cardinal Health in 1998 with the acquisition of R.P. Scherer Corp., where he held a number of executive positions, including president. Since joining Cardinal Health, Fotiades has led Cardinal Health's Pharmaceutical Technologies and Services group. In addition to assuming responsibility for the Nuclear Pharmacy Services business of Cardinal Health, Fotiades will also now oversee Cord Logistics, a third-party logistics and consulting business for small drug manufacturers and biotechnology companies. "The choice of the Life Sciences name recognizes the commitment we have made and the capabilities we have built to support both the traditional pharmaceutical manufacturer, as well as the biotechnology customer, large and small, public and private," Fotiades said. "Serving pharmaceutical and biotechnology companies with discovery, delivery technology, manufacturing, packaging, and marketing services, represents a tremendous growth opportunity for Cardinal Health."

About Cardinal Health

Cardinal Health, Inc. is the leading provider of products and services supporting the health care industry. Cardinal Health companies develop, manufacture, package and market products for patient care; develop drug-delivery technologies; distribute pharmaceuticals, medical-surgical and laboratory supplies; and offer consulting and other services that improve quality and efficiency in health care. Headquartered in Dublin, Ohio, Cardinal Health employs more than 49,000 people on five continents and produces annual revenues of more than $44 billion. Cardinal Health is ranked #23 on the current Fortune 500 list and was named one of the "The World's Best" companies by Forbes magazine in 2002.

                                     -more-

Cardinal Health Announces Leadership Promotions
Page 3

-----------------------
Except for historical information, all other information in this news release consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected, anticipated or implied. The most significant of these uncertainties are described in Syncor's and Cardinal Health's Form 10-K, Form 8-K and Form 10-Q reports (including all amendments to those reports) and exhibits to those reports, and include (but are not limited to) the costs, difficulties, and uncertainties related to the integration of acquired businesses, the loss of one or more key customer or supplier relationships, changes in the distribution patterns or reimbursement rates for health-care products and/or services, the costs and other effects of governmental regulation and legal and administrative proceedings, and general economic and market conditions. Syncor and Cardinal Health undertake no obligation to update or revise any forward-looking statements.

Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of stockholders of Syncor International Corporation ("Syncor") in connection with the proposed merger, and their interests in the solicitation, is set forth in the definitive proxy statement/prospectus dated October 16, 2002 mailed to Syncor stockholders on October 17, 2002 and filed with the SEC as well as supplemental proxy material dated, mailed and filed with the SEC on November 25, 2002. Additional proxy materials will be filed with the SEC shortly. Cardinal Health, Inc. ("Cardinal Health") has filed a registration statement on Form S-4 in connection with the transaction. Investors and security holders of Syncor are urged to read the definitive proxy statement/prospectus and supplemental proxy material because it contains important information about Cardinal Health, Syncor and the transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus and the supplemental proxy material, as well as additional proxy materials when they are filed, at the SEC's web site at www.sec.gov. A free copy of the proxy statement/prospectus and the supplemental proxy material, as well as any additional proxy materials once they are filed, may also be obtained from Cardinal Health or Syncor. Cardinal Health and Syncor and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Syncor in favor of the transaction. In addition to the registration statement on Form S-4 filed by Cardinal Health in connection with the transaction, and the proxy statement/prospectus and supplemental proxy material mailed to the stockholders of Syncor in connection with the transaction, as well as any additional proxy materials once they are filed, each of Cardinal Health and Syncor file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference room located at 450 5th Street, N.W., Washington, D.C., 20549. Investors should call the SEC at 1-800-SEC-0330 for further information. The reports, statements and other information filed by Cardinal Health and Syncor with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Cardinal Health or Syncor. Investors should read the proxy statement/prospectus, the supplemental proxy materials, as well as any additional proxy materials once they are filed, carefully before making any voting or investment decision.

                                     ###